SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-14315

          A.       Full title of the plan and the address of the plan, if different from that of the issuer named below:

NCI 401(k) Profit Sharing Plan

          B.       Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NCI Building Systems, Inc.

10943 North Sam Houston Parkway West
Houston, Texas 77064

NCI 401(K) PROFIT SHARING PLAN

i

Independent Auditors’ Report

Board of Trustees
NCI 401(k) Profit Sharing Plan
Houston, Texas

We have audited the accompanying statements of net assets available for benefits of NCI 401(k) Profit Sharing Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying Supplemental Schedule of Assets Held for Investment Purposes is presented to comply with the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the financial statements. The supplemental schedule has been subjected to the same auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KOLKHORST & KOLKHORST
Kolkhorst & Kolkhorst

Houston, Texas
June 21, 2004

NCI 401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2003 and 2002

ASSETS

	December 31,
	2003	2002
INVESTMENTS - at fair value	$84,310,525	$71,103,941
CONTRIBUTIONS RECEIVABLE
Employer Contribution	899,766	982,831
Participant Contribution	43,780	420,330

	943,546	1,403,161
CASH AND CASH EQUIVALENTS	11,944	10,419

TOTAL ASSETS	85,266,015	72,517,521
LIABILITIES
Accounts Payable	—	—

NET ASSETS AVAILABLE FOR BENEFITS	$85,266,015	$72,517,521

See independent auditors’ report and accompanying notes to the financial statements.

NCI 401(k) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2003

ADDITIONS TO NET ASSETS
Contributions
Employer	$3,337,994
Participants	6,290,996
Rollovers	378,028

Total contributions	10,007,018

Interest and dividend income	719,247
Net unrealized appreciation (depreciation) of investments and net realized gain on sale of investments	8,478,050

Total earnings (loss)	9,197,297

TOTAL ADDITIONS	19,204,315

DEDUCTIONS FROM NET ASSETS
Benefits paid to terminated participants	(6,401,646)
Administrative/other expenses	(54,175)

TOTAL DEDUCTIONS	(6,455,821)

NET INCREASE	12,748,494
NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	72,517,521

End of year	$85,266,015

See independent auditors’ report and accompanying notes to the financial statements

NCI 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2003

NOTE A - DESCRIPTION OF PLAN

The following description of the NCI 401(k) Profit Sharing Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of NCI Building Systems, Inc. and its affiliates (Company) who have completed three months of service, and have attained the age of 18. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and subsequent related amendments and revisions.

Allocation Provision

Qualified participants may elect to defer a percentage of their salary at each pay period. The amount of deferral may not exceed 50% of compensation for the plan year and must equal at least 1% of compensation. Elective deferrals may not exceed the amount determined by the IRS for the plan year.

Participants may direct that their contributions be invested in any of the Plan investment options.

Contributions

The Plan provides for a matching contribution on an equal basis to all participants, with a maximum Company contribution. For the years ended December 31, 2003 and 2002, the Company made a matching contribution equal to 66.67 percent for 2003 and 66.67 percent for 2002 of each participant’s contribution, up to 6 percent of the participant’s eligible compensation. The employer contribution totaled $3,337,994 and $3,420,042 for the years ended December 31, 2003 and 2002, respectively. The Company contribution is made entirely in Company stock.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of (a) the Company’s contribution, if any, and (b) Plan earnings (loss), and (c) forfeitures of terminated participants’ nonvested accounts in excess of expenses. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the vested portion of the participant’s account.

NCI 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2003

NOTE A - DESCRIPTION OF PLAN (continued)

Vesting

Participants are immediately vested in their voluntary contributions, plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service as follows:

Years of Service	Vested Percentage
Less than one year	0%
One, but less than two	10%
Two, but less than three	20%
Three, but less than four	40%
Four, but less than five	60%
Five, but less than six	80%
Six or more	100%

Expenses

The Company has paid a premium to acquire $10,000,000 fidelity bond and incurs expenses for administration, audit and tax return preparation for the Plan. The Plan may reimburse the Company for these expenses through the allocation of forfeitures.

Payment of Benefits

Subsequent to termination of service, a participant may request to receive payment in a lump sum amount equal to the value of his or her vested account balance or to receive NCI Common Stock for the value of the NCI Stock Fund or to continue in the trust in such a manner as though the employee had not terminated his eligibility if the participant’s account balance is greater than $5,000, excluding rollover contributions.

Disposition of Forfeitures

The Plan stipulates that forfeitures are used to reduce the Plan’s normal administrative fees, and then should be treated as additional discretionary matching contributions for the plan year in which the forfeitures occur.

Investment Options

The Plan offers various investment options in which the employees may elect to participate. Investment options include numerous mutual funds and the NCI Company Stock Fund. The Company’s matching contribution is made in NCI Company Stock.

NCI 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2003

NOTE B - SUMMARY OF ACCOUNTING POLICIES

Plan assets are stated at fair market value. If available, quoted market prices are used to value investments.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participants’ account and bear interest at prevailing market rates.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

NOTE C - PLAN TERMINATION

Although the Company has expressed no such intention, the Plan can be terminated at the Company’s election. In the event of Plan termination, all Plan benefits would become 100 percent vested and payable to the participants.

NOTE D – TAX STATUS

The Plan obtained its latest determination letter on January 14, 2004 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.

NOTE E - INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan has two benefit-responsive investment contracts with Aetna Insurance Company. Aetna maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements at contract value as reported to the Plan by Aetna. Contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawals or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The contracts have a fixed, guaranteed net interest rate of 5.55% and 5.97%.

NCI 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2003

NOTE E - INVESTMENT CONTRACT WITH INSURANCE COMPANY (continued)

The Plan does not allow participants to make any additional contributions to these investment contracts.

NOTE F - INVESTMENTS

The Plan’s investments are held by a financial services company-administered trust fund. The following table presents the fair values of investments. Investments that represent 5 percent or more of the Plan’s net assets are separately identified.

Investments at fair value as determined by quoted market price:

	December 31,
	2003		2002
American Express Trust Income Fund II	$17,167,579		$14,134,304
AXP Bond Fund	—		3,959,735
American Express Trust Horizon Short-term	386,203		287,468
American Express Trust Horizon Medium-term	2,120,397		1,685,809
American Express Trust Horizon Long-term	1,292,915		366,885
AXP Blue Chip Advantage Fund	—		5,018,897
Janus Worldwide Fund	—		2,918,612
Neuberger & Berman Partners Trust	2,835,928		1,037,441
Baron Asset Fund	—		1,936,420
AXP Growth Fund	5,656,231		4,224,705
NCI Common Stock Fund	24,283,428		22,856,319
Money Market Fund	355,871		284,123
Loan Fund	5,462,682		5,113,667
AXP S& P 500 Index Fund	6,874,470		—
Oakmark Equity and Income Fund	681,314		—
PIMCO Total Return	3,682,184		—
STI Classic Capital	80,384		—
Templeton Foreign Fund	3,770,109		—
AET Midcap Growth II	2,869,523		—
AET Smallcap Value II	336,151		—
Investment Contract with Aetna, # 014241, matures 2/17/04	6,270,773	*	7,002,980
Investment Contract with Aetna, # 014174, matures 1/04/05	184,383	*	276,576

	$84,310,525		$71,103,941

* Includes accrued income of $1,487,648

Investments in the NCI Common Stock Fund are both participant and nonparticipant directed.

NCI 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2003

NOTE F- INVESTMENTS (continued)

Changes in the NCI Common Stock Fund for the year ended December 31, 2003 are as follows:

Contributions received, less benefits paid and transfers to participant directed investments	$(1,870,247)
Net appreciation	3,297,356

$1,427,109

SUPPLEMENTAL SCHEDULE

NCI 401(k) PROFIT SHARING PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 2003

Schedule of Assets Held for Investment Purposes for the Year Ended December 31, 2003

(a)	(b)	(c)	(d)		(e)
		Description of investment
	Identity of issue,	Including maturity date, rate
	borrower, lessor,	Of interest, collateral, par			Current
	or similar party	or maturity value	Cost		Value
	American Express Trust Income Fund II	Mutual Fund	$17,040,065		$17,167,579
	AET Horizon Short-term	Mutual Fund	363,988		386,203
	AET Horizon Medium-term	Mutual Fund	1,945,013		2,120,397
	AET Horizon Long-term	Mutual Fund	1,172,534		1,292,915
	Neuberger & Berman Partners Trust	Mutual Fund	2,545,518		2,835,928
	AXP Growth Fund	Mutual Fund	6,929,976		5,656,231
	AXP S & P 500 Index Fund	Mutual Fund	6,566,662		6,874,470
	Oakmark Equity and Income Fund	Mutual Fund	654,147		681,314
	PIMCO Total Return	Mutual Fund	3,708,633		3,682,184
	STO Classic Capital	Mutual Fund	76,733		80,384
	Templeton Foreign Fund	Mutual Fund	3,561,229		3,770,109
	AET Midcap Growth II	Mutual Fund	2,788,965		2,869,523
	AET Smallcap Value II	Mutual Fund	321,258		336,151
	Loan Fund	Participant Promissory notes	5,462,682		5,462,682
	NCI Common Stock Fund	Qualified Employer Securities	18,350,746		24,283,428
	Investment Contract with Aetna, # 005417	Investment Contract, matures 2/17/04	6,270,773	*	6,270,773 *
	Investment Contract with Aetna, # 014174	Investment Contract, matures 1/04/05	184,383	*	184,383 *
	Money Market Fund	Mutual Fund	355,871		355,871

			$78,299,176		$84,310,525

*Includes accrued income of $1,487,648

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, NCI Building Systems Inc., as administrator for the NCI 401(k) Profit Sharing Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NCI BUILDING SYSTEMS INC. (as administrator of the NCI 401(k) Profit Sharing Plan)
DATE: June 28, 2004	By:	/s/ Robert J. Medlock
Robert J. Medlock
Executive Vice President and Chief Financial Officer

INDEX TO EXHIBITS

Exhibit	Description of Exhibit
23	Consent of Independent Auditors